PIKE CORPORATION, P.O. BOX 868, 100 PIKE WAY, MOUNT AIRY, NC 27030 TELEPHONE: 336 789-2171

January 6, 2015

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pamela Long

Division of Corporation Finance

Re:	Pike Corporation

Form RW, Withdrawal of Registration Statement on Form S-3

File No. 333-182889

Ladies and Gentlemen:

This letter constitutes an application by Pike Corporation (the “Company”) pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), for an order permitting the Company to withdraw its Registration Statement on Form S-3, including all exhibits thereto (File No. 333-182889), that was initially filed with the Commission on July 27, 2012 and amended by post-effective amendment on November 7, 2013 (the “Registration Statement”). The Registration Statement was initially declared effective on August 6, 2012, and the post-effective amendment was declared effective on November 18, 2013.

On December 22, 2014, the Company completed the merger contemplated by the Agreement and Plan of Merger, dated as of August 4, 2014 (the “Merger Agreement”), by and among the Company, Pioneer Parent, Inc., a Delaware corporation (“Parent”), and Pioneer Merger Sub, Inc., a North Carolina corporation and a direct, wholly-owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub was merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent. As a result, the Company has determined that it is in its best interest to withdraw the Registration Statement at this time.

No securities have been sold or will be sold in connection with or pursuant to the Registration Statement.

We understand that the fees paid in connection with the Registration Statement will not be refunded, but request that, in accordance with Rule 457(p) under the Act, such fees be credited for future use by the Company or Parent.

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January 6, 2015

Please address any questions concerning this matter to the undersigned at (336) 719-4237.

Very truly yours,

PIKE CORPORATION

/s/ Anthony K. Slater

Anthony K. Slater
Executive Vice President and
Chief Financial Officer